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N E W S   R E L E A S E

TALISMAN ENERGY GENERATES $2.6 BILLION IN CASH FLOW IN 2002

RECORD HIGH CASH FLOW PER SHARE IN THE FOURTH QUARTER

QUARTERLY EARNINGS PER SHARE 432% ABOVE PREVIOUS YEAR

CALGARY, Alberta – March 4, 2003 – Talisman Energy Inc. posted its fourth consecutive annual increase in cash flow per share in 2002, generating a record high $5.72/share in the fourth quarter.  Cash flow for the year increased 6.8% to $19.73/share, as a 6% increase in production volumes more than offset lower average natural gas prices.  Total cash flow in 2002 was $2.6 billion on revenues of $5.3 billion.

Net income for the fourth quarter was $1.33/share (versus $0.25/share in 2001) reflecting increased oil and natural gas prices during the quarter.  Earnings for the year were $3.73/share, down from $5.25/share a year earlier due to higher non-cash expenses, exploration charges and provision for higher UK taxes.

“Talisman had a very good year in 2002 and 2003 is shaping up to be even better,” said Dr. Jim Buckee, President and Chief Executive Officer.  “The Company’s balance sheet is very strong, we have substantial new production volumes coming on stream in the next six to eight months and we are pursuing some very large and exciting exploration opportunities.  Assuming US$28.50/bbl WTI oil prices and US$5.00/mcf NYMEX gas prices, we expect to generate over $21 in cash flow per share in 2003, and with current prices well above these estimates we are likely to substantially exceed this.

“Our major oil and gas development project in Malaysia and Vietnam is 60% complete.  Net volumes are expected to grow from 6,000 boe/d currently to over 20,000 boe/d in the fourth quarter of this year, and then to over 40,000 boe/d in 2004.  First Algerian oil sales of approximately 1,800 bbls/d were booked in January and this is expected to increase to over 15,000 bbls/d by the fourth quarter.

“Talisman’s North American natural gas volumes averaged 860 mmcf/d in January and we are expecting a 5-7% increase in North American gas sales this year assisted by our new positioning in the US.

“We expect production to average between 395,000-415,000 boe/d in 2003, including volumes for Sudan in the first quarter.  Coupled with the repurchase of 5.8 million shares over the past four months, we should beat our earlier production guidance of 5% production per share growth in 2003, excluding Sudan.

“Although there have been delays, completion of the Sudan sale is progressing.  Discussions have progressed between the Government of Sudan and the other owners of the Greater Nile Oil Project and consent documentation is being finalized.  The Government of Sudan supports Talisman’s sale to ONGC Videsh Ltd. and we are working towards that objective.  We continue to expect sale completion within March.

“Talisman was successful with the drill bit in 2002, adding 196 mmboe of new proved reserves, replacing 121% of production at a cost of $8.87/boe.  Over the past three years, approximately 90% of Talisman’s proved reserves have been independently evaluated.  During the year, the Company undertook an extensive review of thousands of oil and gas wells on smaller properties in Canada.  These reviews, combined with our decision early in 2002 not to develop the Kildrummy field in the North Sea, resulted in a downward revision in our total proved reserves of approximately 38 mmboe, or less than 3% of the total.  Over the past three years, net revisions and transfers have been positive, with 12 mmboe in proved reserve additions.

“Talisman’s finding and development costs for the year were $11.03/boe after revisions.  More representative is the Company’s three year performance, with finding, development and acquisition costs averaging $7.66/boe, while replacing 184% of production.”

Country Highlights

In 2002, Talisman was one of the five most active drillers in Western Canada drilling 418 total oil and gas wells and recording an 88% success rate.  The Company also established new production records in the Alberta Foothills and Chauvin areas.  The Company drilled a successful test in the deep Mississippian play at Monkman, where there is potentially over one tcf of natural gas on Talisman’s acreage.  Three deep wells are planned for 2003.

Talisman entered into an agreement to earn a 30% interest in two blocks off the coast of Nova Scotia.  The Company plans to participate in an exploration well in the middle of this year.

Talisman’s wholly-owned subsidiary, Fortuna Energy Inc., has acquired natural gas properties, production and facilities in upper New York State.  This is a growing core gas area for Talisman, with significant undeveloped potential in the deeper Trenton Black River Formation.  The Company has identified over 50 locations on these lands and plans to drill 10 wells this year, with production expected to average 60-70 mmcf/d in 2003.

Total spending in North America is budgeted at $975 million in 2003 with over 80% directed towards natural gas investments.  The majority of this capital will be spent in the Greater Arch, Alberta Foothills, Monkman, Deep Basin and the Edson areas.  Talisman plans to participate in over 580 wells in North America in 2003.

The Company increased its North Sea production by 15% in 2002, in its highest netback region.  A significant, commercial oil discovery was announced at J-1, and production commenced in the Halley and Hannay fields.  Additional development in the Blake oil field (the Blake Flank) was approved with incremental production of 11,500 bbls/d expected in the third quarter of 2003 (TLM share 53.6%).

Capital spending in the North Sea is budgeted at $532 million this year, with three quarters of the total allocated towards drilling.

In Block PM-3CAA Malaysia/Vietnam production averaged 5,617 bbls/d in 2002 and is expected to increase to over 40,000 boe/d in 2004.  Talisman was awarded a large new offshore exploration block in Vietnam adjacent to PM-3CAA and the first well is expected later this year.

In Indonesia, the Company continues to develop its large natural gas reserves in the Corridor Block.  Infrastructure to supply increased sales to the existing market (Duri steam flood) was completed by year end.  A sales contract was signed to supply additional gas to Singapore and discussions are underway for major new gas sales contracts with Malaysia and West Java.  Talisman also acquired a strategic interest (15%) in Transasia Pipeline Company Pvt. Ltd. which owns a 40% interest in the Duri Pipeline and will own a 40% interest in a pipeline to Singapore.  Talisman plans to spend $367 million in Southeast Asia this year.

Offshore Trinidad, oil and gas development on Block 2(c) was sanctioned and the project has started.  First production is expected in early 2005 with Talisman’s share estimated at 18,000-25,000 bbls/d.  The Company was awarded a production sharing contract on Trinidad Block 3(a) adjacent to its existing offshore discoveries and acquired a 65% working interest in a large onshore exploration block.  Four development and five offshore exploration wells are planned in 2003, with total spending of $149 million.

In Colombia, Talisman holds interests in five exploration blocks.  The Company plans to drill up to four wildcat exploration wells this year.  Prospect sizes are in the 70-170 mmbbl range.

First production has started from the Ourhoud field (TLM 2%) in Algeria, with production from the MLN field in Block 405a (TLM 35%) expected at the end of the second quarter.

In November 2002, Talisman signed an Exploration and Production Sharing Agreement for a 100% working interest in offshore Block 10 in Qatar.  Geophysical work is expected to begin in early 2003, once the agreement is ratified by official decree of the Emir of Qatar.

On October 30, 2002, Talisman announced that it had entered into an agreement for the sale of its indirectly held interests in oil and gas properties in Sudan.

Cash flow per share up 6.8% in 2002

	Three months ended		Years ended
	December 31		December 31
	2002	2001	2002	2001

Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow (3)	759	503	2,645	2,494
Net income (4)	182	40	524	733
Exploration and development expenditures	457	545	1,848	1,882
Per common share (1) (dollars)
Cash flow (1) (3)	5.72	3.75	19.73	18.48
Net income (2) (4)	1.33	0.25	3.73	5.25

(1)

Cash flow and diluted cash flow per share are reported prior to preferred security charges of  $42 million for the year and $10 million for the quarter.

(2)

Net income available to common shareholders is reported after preferred security charges, net of tax, of $24 million for the year and $6 million for the quarter.

(3)

Cash flow and cash flow per share are non-GAAP measures and represent net income before exploration costs, DD&A, future taxes and other non-cash expenses.

(4)

The comparative amounts for 2001 have been restated for a new CICA accounting standard.

Talisman generated a record $2.6 billion in cash flow in 2002.  Increased volumes, combined with higher oil prices offset lower natural gas prices and higher operating costs.  Cash flow per share was $19.73, up 6.8% over 2001.  Cash flow in the fourth quarter was a record high $5.72/share.

The Company currently expects 2003 cash flow per share of at least $21, based on WTI prices of US$28.50/bbl and NYMEX gas prices of US$5.00/mcf.

Net income was $524 million in 2002, compared to $733 million a year earlier.  Higher depreciation, depletion and amortization expenses, dry hole costs and provision for future taxes accounted for most of the change.

Net income in the fourth quarter was $182 million, or 355% higher than the previous year.  The major reason was a 53% increase in Talisman’s realized commodity prices compared to the fourth quarter of 2001.

Production Growth of 6%

Three months ended			Years ended
Daily average production	December 31		December 31
2002		2001	2002	2001
Oil and liquids (bbls/d)
North America	59,677	62,872	59,808	63,275
North Sea	124,247	135,050	127,486	110,828
Southeast Asia	22,378	24,853	22,469	20,873
Sudan	61,151	55,325	60,109	53,257
Synthetic oil	3,129	2,611	2,868	2,781
Total oil and liquids	270,582	280,711	272,740	251,014
Natural gas (mmcf/d)
North America	826	841	820	809
North Sea	112	139	122	108
Southeast Asia	90	99	94	93
Total natural gas	1,028	1,079	1,036	1,010
Total mboe/d (6 mcf = 1 boe)	442	460	445	419

Talisman increased its production volumes to a record 445,000 boe/d in 2002, led by 15% growth in the North Sea and 13% in Sudan.  Over the course of the year inclement weather, extended maintenance, drilling delays and deferrals as well as regulatory issues adversely affected production volumes.

The Company expects production to average approximately 395,000-415,000 boe/d in 2003, including volumes for Sudan in the first quarter of the year.  Talisman has set production per share growth targets of 5% or more in 2003 and 10% or more in 2004 on a comparative basis, excluding Sudan.

Finding and Development Costs of $8.87/boe

Talisman drilled 439 successful wells in 2002, adding 196 mmboe of reserves (before revisions and transfers), replacing 121% of production at a cost of $8.87/boe.

Revisions and transfers reduced this amount by 38 mmboe and were principally related to appraisal results at Kildrummy (18 mmboe), together with a 15 mmboe one time reduction in Canadian proved reserves related to a comprehensive review of numerous small properties.  Including net revisions and acquisitions, 159 mmboe of reserves were added (99% of production) at a cost of $12.15/boe.

Over the last three years, the Company replaced approximately 184% of its production (including net acquisitions) at a cost of $7.66/boe.  Net revisions and transfers over the past five years resulted in 54 mmboe of reserves being added to the Company’s proved reserve base, or approximately 7%.

Proved F&D costs ($/boe)	2002	3-year Average	5-year Average
F&D Costs excluding revisions and transfers	8.87	6.98	7.15
F&D Costs	11.03	6.86	6.58
Total including acquisitions (FD&A)	12.15	7.66	7.29

At year end, Talisman had 717 mmbls of proved oil and liquids reserves and 4.6 tcf of natural gas reserves.

Netbacks: Down 2% year over year

Three months ended			Years ended
December 31			December 31
Total Company	2002	2001	2002	2001
Oil and liquids ($/bbl)
Sales price	41.47	26.94	37.20	33.99
Hedging (gain)	0.37	(0.75)	0.09	(0.16)
Royalties	8.85	4.29	6.83	6.22
Operating costs	8.53	7.27	7.99	7.15
	23.72	16.13	22.29	20.78
Natural gas ($/mcf)
Sales price	5.20	3.45	4.03	5.22
Hedging (gain)	(0.09)	(0.28)	(0.22)	0.02
Royalties	0.89	0.58	0.67	1.14
Operating costs	0.80	0.73	0.69	0.63
	3.60	2.42	2.89	3.43
Netback $/boe	22.90	15.51	20.34	20.70
(excluding synthetic oil and pipeline operations).

Benchmark West Texas Intermediate (WTI) oil prices averaged $26.15/bbl in 2002, an increase of 1% over the previous year.  However, prices strengthened considerably towards year end as markets reacted to political uncertainty and the oil workers strike in Venezuela.  NYMEX gas prices were down 15% over 2001 levels, but also recovered towards year end impacted by tropical storms in the Gulf of Mexico, high oil prices and cold weather.

Unit operating costs averaged $6.48/boe for the year, an increase of 12% over 2001.  This increase reflects both industry-wide factors as well as a higher percentage of North Sea production (and the stronger UK Pound Sterling).

Talisman’s average royalty rate fell from 20% in 2001 to 18% in 2002, due largely to lower natural gas prices.

Capital spending of $2 billion

Capital Spending ($ million)	2002	2001	2000
Canada	$939	$ 976	$ 813
North Sea	518	664	527
Southeast Asia	269	149	69
Sudan	98	117	70
Other	228	115	50
	2,052	$2,021	$ 1,529

Excludes corporate acquisitions

Natural gas continues to be the focus of the Company’s exploration activities in North America, supplemented by low risk oil projects.  Of the $939 million of capital spending in North America, $321 million related to exploration activities, development accounted for $501 million, with the rest relating to net property acquisitions.

Total capital spending in the North Sea of $518 million included $134 million for exploration and $297 million for development, with the remainder for property acquisitions.  Expenditures included the Halley and Hannay developments, development drilling at Claymore, Buchan, Piper, Saltire, MacCulloch and the Tartan, Highlander and Petronella core area.  Exploration spending primarily related to drilling the successful J-1 (Buchan) well, the Drum (Claymore) and Eta 2(Clyde) wells, as well as drilling costs related to non-commercial wells at Remus (Beatrice) and Kildrummy (Piper).

The PM-3 CAA Development in Malaysia/Vietnam accounted for $175 million (including $25 million of capitalized interest) or 65% of total capital spending in Southeast Asia.   A total of $73 million was spent in Indonesia with the majority on the Corridor gas facilities expansion and development drilling to support additional anticipated gas sales to Singapore and Malaysia.

Capital spending in Sudan of $98 million was focused on ongoing development drilling and the addition of new pipeline pumping stations.  Other areas accounted for $228 million of the 2002 capital spending.  Talisman spent $78 million in Trinidad, $107 million in Algeria and $22 million in Colombia.

The Company expects to spend $2.1 billion on exploration and development in 2003.

Year End Debt to Cash Flow of 1.1

Talisman’s long-term debt at year end was $3 billion including $265 million drawn on the Company’s $1,049 million bank lines of credit.

The Company repurchased 3,847,500 of its common shares under its normal course issuer bid (“NCIB”) during 2002 for a total of $220 million ($57.24/share).  Subsequent to year end, an additional 1,986,200 common shares were repurchased for $113 million ($56.70/share).  The total common shares repurchased under the existing NCIB represents 87% of the 6,716,871 common shares currently permitted to be repurchased.  The NCIB expires on March 25, 2003 and is expected to be renewed for an additional 5% of the Company’s common shares outstanding at that time.

Financial leverage and coverage ratios[1]	2002	2001	2000
Long-term debt[2] to cash flow[3] (times)	1.1	1.2	0.7
Long-term debt to debt-plus-equity[2] (%)	40	41	32

1.

Preferred securities are classified as equity and the related charges have been excluded from interest expenses.

2.

Based on balances at December 31.

3.

Cash flow is a non-GAAP measure.

Talisman Energy Inc. is a large independent oil and gas producer, with operations in Canada and, through its respective subsidiaries, the North Sea, Sudan, Indonesia, Malaysia, Vietnam, Algeria and the United States. The Company’s subsidiaries also conduct business in Trinidad, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman’s shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

Unless otherwise indicated, all financial information in this press release is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production and cash flows, business plans for drilling, exploration and production, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as “expects”, “anticipates”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may”, or “will” be taken, occur or be achieved).  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Sudan, Algeria or Colombia); the effect of United States sanctions against Sudan; the conditions that must be met before the Company’s sale of its interest in the Greater Nile Oil Project in Sudan will close; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

The US Securities and Exchange Commission normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  Accordingly, the probable reserves, established and the calculations with respect thereto included in this press release do not meet the SEC’s standards for inclusion in documents filed with the SEC.

For further information, please contact:

David Mann, Manager, Investor Relations & Corporate Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

04/03

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~